SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Grindr Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

39854F119
(CUSIP Number)

6770
(Primary Standard Industrial
Classification Code Number)

Jeremy Leonard Brest
Ocean Financial Centre
Level 40, 10 Collyer Quay
Singapore, Singapore 049315
Telephone +65 6808 6288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
Jeremy Leonard Brest

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,548,557

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
10,548,557

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,548,557

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1  The percentage used herein is calculated based on 173,878,824 shares of the Issuer’s common stock, consisting of i) 173,524,360 shares of the Issuer’s Common Stock outstanding immediately following the Business Combination (as defined herein) reported on the Issuer’s Current Report on Form 8-K, filed on November 23, 2022, plus ii) 354,464 shares of the Issuer’s Common Stock issuable to the Reporting Persons (as defined herein), to the extent the Reporting Persons elect to exercise 354,464 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Grindr Inc., a Delaware corporation (the “Issuer” or “Grindr”). The Issuer’s principal executive office is located at 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, CA, 90069, and its phone number is +1 (310) 878-9648.

Item 2.	Identity and Background

(a) Jeremy Leonard Brest, an individual (the “Reporting Person”).

(b) The business address of the Reporting Person is: 20A Cluny Park Singapore 259634.

(c) The Reporting Person is the Managing Director of Framework Capital Solutions Pte. Ltd.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the Republic of Singapore.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Person received the Ordinary Shares reported in this Schedule 13D as a result of the closing of the Business Combination (as defined below). The Reporting Person is deemed to beneficially own an aggregate of 10,548,557 shares of Common Stock of the Issuer as reflected in this Schedule 13D.

The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds. The Reporting Person acquired the shares of the Issuer’s Common Stock and warrants to purchase shares of the Issuer’s Common Stock at an exercise price of $11.50 per share pursuant to the Agreement and Plan of Merger, dated May 9, 2022 (the “Initial Merger Agreement”), by and among Grindr Group LLC, a Delaware limited liability company (“Legacy Grindr”), Tiga Acquisition Corp. (“Tiga”) and Tiga Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga (“Merger Sub I”, and together with Tiga and Legacy Grindr, the “Initial Merger Entities”), as amended in that certain First Amendment to the Initial Merger Agreement, dated October 5, 2022, by and among Tiga Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga (“Merger Sub II”) and the Initial Merger Entities (together with the Initial Merger Agreement, the “Merger Agreement”), pursuant to which Merger Sub I first merged with and into Legacy Grindr, whereupon the separate corporate existence of Merger Sub I ceased, and Legacy Grindr became the surviving company and continued in existence as a wholly owned subsidiary of Tiga until promptly thereafter and as part of the overall transaction, when Legacy Grindr merged with and into Merger Sub II, with Merger Sub II being the entity that survived such second merger and continued in existence as a wholly owned subsidiary of Tiga (the “Business Combination”). Tiga domesticated as a Delaware corporation and subsequently changed its name to Grindr Inc.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity,  debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) The Reporting Person beneficially owns an aggregate of 10,548,557 shares of the Issuer’s Common Stock, respectively, which in aggregate represents approximately 6.1% of the Issuer’s issued and outstanding Common Stock, consisting of 10,548,557 shares of the Issuer’s common stock outstanding immediately following the Business Combination (as defined herein), reported on the Issuer’s Current Report on Form 8-K, filed on November 23, 2022, including 354,464 shares issuable to the Reporting Person, to the extent the Reporting Person elect to exercise 354,464 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

(b) The Reporting Person has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) 10,548,557 shares of the Issuer’s common stock held by the Reporting Person, subject to the information incorporated by reference into this Item 5.

(c) Other than the acquisition of the shares as reported herein, and as described under Item 4 and the information incorporated by reference into this Item 5, the Reporting Person have not affected any other transactions in the shares of the Issuer during the past 60 days.

(d) Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,548,557 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Financing Arrangement

The Reporting Person has pledged 10,194,093 shares of Common Stock and 354,464 warrants to purchase the Issuer’s Common Stock to certain lenders in connection with a financing arrangement. Under the financing arrangement, the Reporting Person retains voting and dispositive power with respect to the pledged shares except to the extent an event of default has occurred and is continuing.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2022

JEREMY LEONARD BREST

	By:	/s/ Jeremy Leonard Brest

	Name:	Jeremy Leonard Brest